October 31, 2006

Via facsimile to ((713) 221-2166) and U.S. Mail

Gary W. Orloff, Esq.
Bracewell & Giuliani
711 Louisiana Street, Suite 2300
Houston, TX  77002

Re:	Kinder Morgan, Inc.
      Revised Preliminary Schedule 14A, filed October 24, 2006
      File No. 001-06446

      Amended Schedule 13E-3, filed October 24, 2006
      File No. 005-11513

Dear Mr. Orloff:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Amended Schedule 13E-3
1. We note your response to prior comments 1, 2 and 3. Knight Holdco and Knight Acquisition were formed by the funds to effect the transaction. As indicated in the Current Issues Outline, we will look through acquisition vehicles. Note also that affiliates of the seller may become affiliates of the purchaser through means other than equity ownership and thus are effectively on both sides of the transaction. We note, among other things, that negotiations of the transaction were conducted by Mr. Kinder, Mr. Morgan and Mr. Shaper and other members of the company`s senior management together with Goldman Sachs, the Carlyle Group, Riverstone Holdings and AIG (or their affiliates), that members of senior management will hold significant equity holdings in the surviving company, that Mr. Kinder will be the chief manager in Parent and that other Rollover Investors will have corporate governance rights as to the Parent renders each fund a control person of Knight Holdco and Knight Acquisition within the meaning of Exchange Act Rule 12b-2. Finally, we note that "control" for the purposes of determining affiliation requires only the ability to influence, such as by virtue of board membership, equity ownership, etc. In this regard, we are focused on, among other things, the company`s senior management`s positions with the surviving entity and its parent after this transaction, not on their ability, individually or in the aggregate, to control the acquisition vehicles before this transaction. As control persons, we believe each fund should be identified as filing person on the Schedule 13E-
3.

Revised Preliminary Schedule 14A
Recommendation of the Special Committee and Board of Directors,
page
21
2. We reissue comment 11 with respect to the "Position of Rollover Investors as to Fairness." Alternatively, provide the disclosure required by Item 1014 of Regulation M-A of these filing persons.

Opinion of Financial Advisors - Financial Analyses, page 36
3. We reissue comment 15. Note that it is not sufficient to include a reference to the financial advisors` report filed as an exhibit to
Schedule 13E-3 to comply with your disclosure requirements in
Schedule 14A.
4. Refer to the Public Restructuring analysis. Please revise your disclosure to explain why the terminal EBITDA multiples used in that analysis are different from the multiples used in both the Discounted
Cash Flow Analysis and the Leveraged Buyout Analysis.

*       *       *       *
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,




					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Gary W. Orloff, Esq.
Bracewell & Giuliani
October 31, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE